

March 6, 2014

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

    Re: KongZhong Corporation
           Form 20-F for the Year Ended December 31, 2012
           Filed April 16, 2013
           Response dated February 26, 2014
           File No. 000-50826

Dear Mr. Chang:

We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Internet Games Revenues, pages 68-69
Online game operation revenues, page F-20

1.   We note you response to comment 1. We refer you to Section 4(a)(ii)(b) of the Instructions As To Exhibits in Form 20-F, which states that an example of a contact upon which your business is substantially dependent includes "any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret processor trade name." Please provide us with a more detailed analysis of why you do believe that your business does not depend to a material extent on the WarGaming license. In this regard, we note that the internet revenues accounted for approximately 57% and 47% of your consolidated revenues for the three months ended December 31, 2013 and for the year

ended December 31, 2012, respectively, and 63% of the consolidated gross profit for the three months ended December 31, 2013. Furthermore, the World of Tanks game accounted for 87% of your internet revenues for the year ended December 31, 2012.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director